April 6, 2007

Mail Stop 3561

Donald W. Prosser
Chief Financial and Accounting Officer
VCG Holding Corporation
390 Union Boulevard
Suite 540
Lakewood, CO 80228

> **Re:** **VCG Holding Corporation**
> **File No. 0-50291**
> **Form 10-KSB for the fiscal year ended December 31, 2005**

Dear Mr. Prosser:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief